UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Commission File Number: 1-10119

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F ☒     Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐        No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated November 27, 2006 relating to the clarification concerning newspaper comments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: November 29, 2006	By: (Sd.) Hubert Chak

	Name:	Hubert Chak
	Title:	Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

     ANNOUNCEMENT PURSUANT TO LISTING RULE 13.09
CLARIFICATION CONCERNING NEWSPAPER COMMENTS

PCCW Limited (the “Company”) refers to comments made in the press recently concerning the forthcoming meeting of the independent shareholders of Pacific Century Regional Developments Limited (“PCRD”) to vote on the proposed sale of PCRD’s entire interest in the Company, being approximately 22.63% of the current issued share capital of the Company, to Fiorlatte Limited (the “Sale”).

Set out below this announcement is the text of a statement issued by PCRD on 25 November 2006. The Company notes PCRD’s categorical denial of assertions made in the press suggesting that PCRD, or its representatives, has solicited or secured sufficient proxies to vote against the Sale.

The Chairman of the Company has also confirmed to the Company that (i) he has neither directly nor indirectly solicited any proxies to vote either for or against the Sale; (ii) he has neither directly nor indirectly obtained any additional voting rights over the shares of PCRD; and (iii) he neither has sought nor will seek to influence the voting at the meeting of the independent shareholders of PCRD due to be held on 30 November 2006. Both the Company’s Chairman and PCRD (at the specific request of the Company’s Chairman) have commented that voting on the Sale is a matter for the independent shareholders of PCRD to decide upon in accordance with their own best interests. PCRD has referred those shareholders to the recommendation of the independent directors and the opinion of the independent financial adviser, as contained in the circular to the independent shareholders of PCRD.

So far as the Company’s shareholders are concerned, again based on confirmation from PCRD, there is no change as regards the Sale, from the Company’s announcement dated 10 July 2006 (the “Announcement”). The Sale remains conditional on the matters referred to therein. If satisfied or, as applicable, waived, the Company understands, based on confirmation from Pacific Century Diversified Limited (“PCD”), that PCD will, conditional upon Fiorlatte Limited effecting the First Payment (as defined in the Announcement) to PCRD, proceed with the Special PCD Payment (as defined in the Announcement) to the Company’s Public Shareholders (as defined in the Announcement). Further details as to the record date for the Special PCD Payment, and the timing of that payment, will be included, as applicable, in the announcement of the Company referred to below.

The Company will make a further announcement concerning the status of the Sale following the result of the meeting of the independent shareholders of PCRD due to be held on 30 November 2006.

In the meantime, shareholders and investors are urged to exercise caution when dealing in the shares of the Company.

At the request of the Company, trading in the shares of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) was suspended with effect from 9:30 a.m. on 27 November 2006 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for resumption of trading in the shares of the Company with effect from 9:30 a.m. on 28 November 2006.

By Order of the Board PCCW Limited Hubert Chak Company Secretary

Hong Kong, 27 November 2006

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:

Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:

Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:

Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Sir Li Kwok Po, David, GBS, OBE, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

“25 November 2006

Statement from Pacific Century Regional Developments Limited (PCRD):

PCRD categorically denies assertions made in certain newspaper articles published yesterday and today suggesting that PCRD or its representatives has solicited or secured sufficient proxies to vote against the Share Sale to Fiorlatte Limited. These assertions are without foundation. Further, PCRD confirms that it has taken all necessary steps to ensure that there is no leak of information about proxies received prior to the vote taking place and that it is satisfied that it has complied with all applicable laws in Singapore and Hong Kong. As stated in its press statement yesterday, minority shareholders of PCRD should decide independently and in their own best interests how to vote on the Share Sale at the EGM on 30 November 2006 and PCRD draws their attention to the recommendation of the Independent Directors and the opinion of the Independent Financial Adviser contained in the circular relating to the Share Sale.”